1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

June 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Brian Szilagyi

Re:	GoldenTree Opportunistic Credit Fund
Registration Statement on Form N-2
File Nos. 333-284624 and 811-24046

Ladies and Gentlemen:

This letter responds to comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission in telephonic conversations on June 17, 2025 between Brian Szilagyi of the Staff and Alexander Karampatsos and William Bielefeld of Dechert LLP with respect to Pre-Effective Amendment No. 2 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 10, 2025 on behalf of GoldenTree Opportunistic Credit Fund (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.

On behalf of the Fund, we have reproduced your questions/comments below and immediately thereafter have provided the Fund’s responses or described how the Fund will address your comments in the definitive filing to be filed pursuant to Rule 424(b)(3) (the “424(b)(3) Filing”) under the Securities Act. Capitalized terms have the same meaning as defined in the Registration Statement.

Accounting Comments – Brian Szilagyi

1.

Comment: Footnote 4 on page 30 of the Registration Statement states that “[t]he expenses of administering the DRIP are included in ‘Other Expenses.’” However, in the Distribution Reinvestment Plan section on page 141, no sales load or other charges are noted. Please ensure that these disclosures are consistent.

Response: The Fund respectfully advises the Staff that there are no expenses borne by shareholders in connection with participation in the DRIP. To enhance clarity, the Fund will add the following sentence at the end of the first paragraph in the Distribution Reinvestment Plan section in the 424(b)(3) Filing:

The expenses associated with administering the DRIP are not separately charged to shareholders and are included within “Other Expenses” in the Fund’s Summary of Fees and Expenses as part of the Fund’s broader service agreement with State Street.

Mr. Szilagyi June 18, 2025 Page 2

2.	Comment: Please revise Footnote 5 on page 30 of the Registration Statement to clarify that expenses are based on average net assets.

Response: The Fund will make the following change to Footnote 5 in the 424(b)(3) Filing:

“Annual Fund Expenses” are estimated based on projected amounts for the Fund’s first full year of operations and assume that the Fund (i) raises approximately $750,000,000 in proceeds in its first full year resulting in estimated average net assets of approximately $400,000,000 during its first full year and (ii) incurs leverage in an amount equal to 17% of the Fund’s average net assets during its first full year.

3.	Comment: Regarding Footnote 5 on page 30 of the Registration Statement, please provide support for the $400 million assumption or revise the assumption.

Response: The Fund respectfully advises the Staff that the assumptions regarding the $400 million estimated amount of offering proceeds for the Fund are based on the judgment, experience, research and proprietary models of the Adviser and its affiliates. Based on the foregoing, the Fund believes that the numbers provided with respect to assets expected to be raised are appropriate and reasonable estimates, as required by Form N-2.

4.	Comment: Please revise Footnote 5 on page 30 of the Registration Statement to reflect that the 17% figure refers to the “weighted average” of net assets.

Response: Please see our response to comment #2 above.

5.	Comment: Regarding Footnote 7 to the Fund’s fee table, please revise “interest payments on borrowed funds” to read “interest expenses on borrowed funds.”

Response: The Fund will make the following change to Footnote 7 in the 424(b)(3) Filing:

“Interest expenses on borrowed funds” assumes the issuance of preferred shares and/or indebtedness in an amount equal to 17% of the Fund’s average net assets, including dividends and/or interest payable on such preferred shares and/or indebtedness at an assumed interest rate of 6.00%, which is based on comparable preferred and debt offerings with a similar borrower profile and includes the amortization of cost associated with obtaining borrowings and unused commitment fees….

Mr. Szilagyi June 18, 2025 Page 3

6.

Comment: Please revise the last sentence of the third paragraph of the section titled “Determination of Net Asset Value” on page 104 to clarify that “a third-party valuation firm’s advise is only one factor considered in the valuation of an investment, and the Adviser does not solely rely on such advice in determining the fair value of the Fund’s investments in accordance with the 1940 Act.”

Response: The Fund confirms that it will revise the disclosure accordingly in the 424(b)(3) Filing.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Peter Alderman, GoldenTree Asset Management LP

William Bielefeld, Dechert LLP